EXHIBIT 12.2

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Twelve Months Ended December 31, 2017

(In thousands)

Earnings
Net income before minority interest	$93,072
Amortization of capitalized interest	527
Federal and state income taxes	18,990
Fixed charges	21,026
Total Earnings as Defined	$133,615

Fixed Charges
Interest expense on long-term debt and other	$19,149
Interest on rentals*	590
Amortization of debt issuance costs	875
AFUDC - borrowed funds	412
Total Fixed Charges	$21,026

Ratio of Earnings to Fixed Charges	6.35X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.